EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

March 16, 2007

James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Municipal Trust, File Nos. 811-08367 and 333-140485

            (the “Registrant”)

Dear Mr. O'Connor:

This letter responds to oral comments provided by you and Sheila Stout regarding the above Registrant’s Registration Statement on Form N-14AE/A, filed on March 14, 2007, regarding the proposed merger of Evergreen Florida Municipal Bond Fund (“Florida Municipal Bond Fund”) into Evergreen Municipal Bond Fund (“Municipal Bond Fund”) (each a “Fund” and together the “Funds”) (the “Merger”) (Accession No. 0000907244-07-000216).

In response to the comments that were relayed in telephone conversations between Sheila Stout and Derrick Belka, on March 15, 2007, please note the following responses:

Comment #1:  You noted that there were changes to the adjustments in the capitalization tables and asked why such changes were necessary.

Response:       These changes were made to reflect rounding to four decimal places instead of two decimal places, which is what was used in the original calculation.

Comment #2:  You asked that the Registrant include a footnote to “Other Expenses” in the Annual Fund Operating Expenses table for Evergreen Florida Municipal Bond Fund to state that the fund invested in tender option bond trusts residual interests (inverse floaters) and incurred interest expense from these securities during the period reported.  You also asked that we state what “Other Expenses” would have been had such expense been included.

Response:       The requested change has been made.

_______________________________________

At your request, the Registrant makes the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant will file a post-effective amendment to the Registration Statement on Form N-14 on or around March 19, 2007.  Revisions made to the prospectus/proxy statement will be marked in the distribution sent to you via email.

Please feel free to call me at 617-210-3676 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Catherine F. Kennedy

                                                                                    Catherine F. Kennedy, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

              Ropes & Gray LLP